U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K         ☐ Form 20-F         ☒ Form 11-K         ☐ Form 10-Q         ☐ Form N-SAR

For Period Ended: December 31, 2003

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

Part I—Registrant Information

Full name of Registrant: Huttig Building Products, Inc. Savings and Profit Sharing Plan

Former Name if Applicable: Not applicable.

555 Maryville University Drive, Suite 240

Address of Principal Executive Office (Street and Number)

St. Louis, MO 63141

City, State and Zip Code

Part II—Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

☒     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒     (b) The subject annual report on Form 11-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

☐     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why Form 11-K or portion thereof could not be filed within the prescribed time period.

Despite its diligent efforts, the Company was unable to obtain the consent of the former independent accountant for the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the “Plan”) in a timely fashion. As a result, completion of the Plan’s Form 11-K for the year ended December 31, 2003, has been delayed.

Part IV—Other Information

(1) Name and telephone number of person to contact in regard to this notification

Nick H. Varsam	(314)	216-2893
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [    ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[    ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

Huttig Building Products, Inc. Savings and Profit Sharing Plan

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2004

By:	HUTTIG BUILDING PRODUCTS, INC.
As Plan Sponsor of the foregoing Plan

By:	/s/ THOMAS S. McHUGH
Thomas S. McHugh Vice President – Finance and Chief Financial Officer